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MAR 29 2005
THOMSON FINANCIAL

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FILE NO. 82- 5204 FISCAL YEAR 12-31-04

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SEC MAIL PROCESSING
RECEIVED
MAR 2 4 2005
WASH, D.C.
202 SECTION

New GKN

ARLS
12-31-04

For immediate release

24 February 2005

GKN Preliminary Results 2004

Financial Results	**2004**	**2003**	**Increase/ (decrease)**
Sales	£4,447m	£4,585m	(3%)
Results before goodwill amortisation and exceptional items			
Operating profit	£268m	£302m	(11%)
Profit before tax	£221m	£246m	(10%)
Earnings per share	21.3p	22.8p	(7%)
Operating exceptional items	£(250)m	£(91)m	n/a
Operating (loss)/profit	£(11)m	£174m	n/a
Exceptional profits on businesses sold	£687m	£55m	n/a
Profit before tax	£629m	£173m	n/a
Earnings per share	78.8p	13.8p	n/a
Net funds/(borrowings)	£65m	£(793)m	£858m
Dividend per share	11.9p	11.6p	2.6%

Note: 2004 profit includes £11 million benefit from changing the method of charging depreciation from reducing balance to straight line. Results before goodwill amortisation and exceptional items are presented in the above table to show the underlying performance of the Group.

Business highlights

- A year of significant transition
  - Disposal of 50% shareholding in AgustaWestland transforms balance sheet
  - Control of TFS secures leading torque technology position
  - Driveline deployment to low cost, high growth regions begins
- Group profit before tax, goodwill amortisation and exceptional items down 10% in line with expectations
  - Impact of global raw material and energy cost increases
  - Negative currency and pension impact. Positive depreciation change.
  - Continuing operations operating profit was level with 2003 before increase in charge for UK pension deficit.
- Increased Automotive revenues despite flat major markets
- Good second half Aerospace recovery and margin improvement
- Technology-led wins on new US and European aerospace programmes

Kevin Smith, Chief Executive of GKN plc, commented:

"The strategic development of GKN gathered pace in 2004.

"The most significant event of the year was the disposal of our shareholding in AgustaWestland at the end of November which generated cash consideration in the year of £1,028.5 million and a profit on the sale of £652 million. The transaction has transformed the Group's balance sheet and enhanced our ability to pursue the strategic growth and development of GKN in automotive and aerospace.

"Taking control of Tochigi Fuji Sangyo of Japan, a specialist torque management supplier, was a further step in our move into higher value automotive systems. A number of new vehicles launched during 2004 were equipped with complete driveline systems from GKN underpinning our strategic ambitions for torque technology.

"In Aerospace, a parallel focus on the technology of composite aircraft structures and their production processes secured positions on the world's major new civil and military aircraft programmes. We are also deeply involved in the development of greater use of composites within jet engines.

"We initiated the restructuring measures in Automotive announced in March 2004 and, although costs in the year were somewhat lower than originally estimated, the programme to transition more of our automotive driveline production assets to high growth, low cost economies remains on track to deliver the benefits originally identified.

"Our Automotive revenues in the year increased in mainly flat markets and we saw a strong, second half improvement in Aerospace margins.

"Raw material prices, particularly steel, provided a major challenge in 2004 and while this will continue to be a difficult issue we have actions in place which make it manageable. As anticipated, the charge for the UK pension deficit was £15 million higher than in 2003 and the strength of sterling also affected reported profits. There was some offset from an £11 million benefit as a result of a modification to our treatment of depreciation.

"In these circumstances, the 10% reduction in profit before tax, goodwill and exceptional items to £221 million was a sound performance.

"At the year end we had net funds of £65 million compared with net borrowings of £793 million at the end of 2003 and are well positioned for future development."

2005 Outlook

In Automotive the major European and North American markets are forecast to remain relatively static in 2005.

Growth in the developing markets is expected to continue, although at a slightly lower level than 2004. Overall, global automotive demand is anticipated to maintain its steady 2-3% annual growth.

In Aerospace prospects are improving, with rising civil aircraft production and a robust US military market.

Our OffHighway markets overall look set to show modest growth with steady US demand and a slight increase in Europe.

Against this background we expect our Automotive businesses to improve underlying sales and operating performance although high worldwide raw material prices, particularly for steel, present a challenge to 2005 Automotive profitability. Renegotiated annual supply contracts will add some £30m to costs in 2005. In addition we are exposed to fluctuations in the scrap steel price which is surcharged in the industry. In the first quarter this surcharge will have some impact on costs, although if scrap were to stay at the current somewhat reduced price levels, little further impact would be felt in the rest of the year.

We continue to negotiate for recovery of this cost increase with our customers and are having some success, although the full quantum of recovery will not be known for several months. Our focus on productivity improvement will continue.

In Aerospace trading is expected to continue to improve in 2005 and OffHighway's performance should also show progress.

The benefits of our leading technology, new products and strong presence in emerging markets, combined with the benefits of the restructuring activities underway, leave the Group's Continuing businesses well positioned for growth.

In addition, the transformation of the Group which started in 2004 will continue in 2005. The £1 billion sale proceeds from AgustaWestland have significantly strengthened the balance sheet and provide a solid platform for accelerated growth in profits and earnings from their new, re-based levels. The Group is well placed to take advantage of opportunities in all its markets and looks to the future with confidence.

Further enquiries:

GKN Corporate Communications
Tel: 020 7463 2354

The full text of the Operating and Financial Review which will appear in the Annual Report & Accounts together with Financial Statements and selected notes extracted from the audited accounts is attached to this press release which may be downloaded from www.gkn.com.

GROUP ACTIVITIES

GKN is a global engineering business serving the automotive and aerospace markets.

Automotive activities comprise GKN Driveline, Powder Metallurgy, AutoComponents, Emitec and OffHighway Systems.

Aerospace activities are concentrated on structural components, propulsion systems and special components for both military and civil aerospace markets.

For eleven months of the year the Group had a 50% shareholding in AgustaWestland, the European helicopter manufacturer. This was sold on 30 November 2004.

STRATEGY

GKN is committed to providing long-term shareholder value by supplying outstanding products and services to our global automotive and aerospace customers to produce growth in sales and sustained profitability. This will be achieved largely through a combination of organic development of our businesses and selective acquisitions which add to our technological capabilities, geographical presence or are in support of customer outsourcing programmes.

CHANGES IN THE COMPOSITION OF THE GROUP

With effect from 1 April 2004 the Group increased its shareholding in Tochigi Fuji Sangyo (TFS) from 33% to 84% with the result that is accounted for as a subsidiary, rather than an associated company, from that date. Because TFS is a publicly quoted company with a March year end its results as an associate were included six months in arrears. The 2004 accounts therefore include a 33% share of its results for the six months 1 October 2003 to 31 March 2004 and 100% of its results for the 9 months 1 April 2004 to 31 December 2004, with appropriate adjustment to earnings for the remaining 16% minority interest. The company is being integrated into the Driveline division and forms the nucleus of its Torque Systems Group.

For strategic reasons, the 50% shareholdings in AgustaWestland and Aerosystems International were sold on 30 November and 13 August, respectively. The results of these businesses have been incorporated in the consolidated results to the dates of disposal and are separately shown as "discontinued operations" in the profit and loss account. Comparative figures for 2003 for discontinued activities comprise these two companies together with the Group's share of Alvis plc which was sold in September 2003. On 1 September 2004 the Group sold Walterscheid Rohrverbindungstechnik GmbH, its German OffHighway hydraulic fittings operation.

CHANGES IN ACCOUNTING POLICY

There were no changes in accounting policy in the year. However, following a review by the directors and in order to bring the Group into line with comparable engineering companies, the method of charging depreciation on tangible fixed assets was changed with effect from 1 January 2004 from reducing balance to straight line and this increased the year's profit by £11 million compared with the previous basis.

REVIEW OF OPERATIONS

In this review and elsewhere in the annual report, in addition to the statutory measures of earnings, we have included references to profit before goodwill amortisation and exceptional items since we believe this shows most clearly the underlying trend in performance. Where appropriate, reference is made to results excluding the impact of both 2003 and 2004 acquisitions and divestments as well as the impact of currency translation. As in 2003, in the segmental analysis the cost of the UK pension deficit, which is material and cannot readily be attributed to the current Automotive or Aerospace businesses, is shown separately.

Group performance

Sales

Total sales, including our share of joint ventures and associates, were £4,447 million compared with £4,585 million in 2003, a decrease of £138 million (3.0%), which was more than accounted for by the reduction of £235 million in sales of discontinued businesses.

In continuing businesses, sales increased by 2.7% from £3,595 million in 2003 to £3,692 million in 2004. Excluding the impact of currency translation, acquisitions and divestments, the underlying increase in sales was similar at £131 million (3.8%).

Automotive sales of £3,123 million were £87 million (2.9%) above last year with an underlying increase of £118 million. 2004 was a year of relatively static market conditions in both Western Europe and North America which were compensated to some extent by continuing strong growth in emerging markets, albeit at somewhat lower rates than in 2003.

Aerospace Services sales of £569 million were £10 million (1.8%) higher than 2003. Excluding the impact of currency translation and acquisitions, the increase was 2.5%.

Sales in discontinued businesses were £755 million compared with £990 million in 2003. Most of this reduction reflected the absence of the Group's share of Alvis plc, which was sold in 2003 and the shorter period for which results were included for AgustaWestland and Aerosystems International. AgustaWestland, however, also experienced underlying sales reductions following completion of major UK military contracts in the first half of the year.

Operating profit (before goodwill amortisation and exceptional items)
Total Group operating profit before goodwill amortisation and exceptional items of £268 million was £34 million (11.3%) lower than 2003.

Operating profit in continuing operations was £181 million, a reduction of £14 million (7.2%) from the previous year. Movements in currency exchange rates had a negative impact on both translation of results and transactions of £11 million and £14 million, respectively. The impact of higher raw material costs, mainly on steel and steel-based products, was significant and although some recovery was made from customers, the net impact on the operating profit for the year is estimated at around £40 million. Net acquisitions and divestments contributed £15 million. Total operating profit was also impacted by an increase of £15 million in the charge for the UK pension deficit.

Automotive operating profit decreased by £11 million (5.6%) to £184 million. Excluding translational currency effects, acquisitions, divestments and the benefit of the changed depreciation methodology the decrease was £18 million (9.7%).

Aerospace Services profits improved from £23 million to £35 million. Adjusting for translational currency impacts, acquisitions, divestments and the benefit of the changed depreciation methodology, underlying profit increased by £4 million (20.0%).

Profits in discontinued operations fell by £20 million to £87 million reflecting the lower sales noted above.

As noted previously, the charge to operating profit in respect of the UK pension scheme deficit rose to £38 million from £23 million in 2003 and this is shown separately in the segmental analysis. The increase was due to the higher annual charge commencing mid-way through 2003.

Operating exceptional items (including goodwill impairment)
There was a charge in the period of £250 million (2003 – £91 million) which comprised two elements:

- £99 million in respect of the restructuring measures announced in March 2004 to move some 20% of Driveline production capacity from high cost, low growth economies to the low cost emerging markets of Eastern Europe, South America and Asia Pacific, together with costs associated with the recovery programme in US Powder Metallurgy and overhead cost reductions elsewhere in the Group; and
- £151 million from a review of asset carrying values relating to the accelerated write down of goodwill and tangible assets in Powder Metallurgy where planned recovery in the US has been delayed by higher raw material prices and weak markets for the business's major customers. The 2003 total goodwill impairment of £91 million arose in Powder Metallurgy (£83 million) and Aerospace Services (£8 million).

The £99 million charged in respect of restructuring measures was somewhat lower than had been estimated earlier in the year as discussions about plant closures with customers and employees identified some potential alternative, cost-effective actions. It comprised £62 million in respect of asset write-downs in specific plants where definitive plans and intent existed or actions had been taken, and £37 million in respect of redundancy and other reorganisation costs where external announcements or commitments had been made by the end of the year, mainly in Driveline and Powder Metallurgy. Cash outflow in the year in respect of these totalled £16 million.

Looking forward, the original estimates of total charges of approximately £210 million, cash costs of £140 million and full year benefits of £60 million by 2007 remain valid.

Goodwill amortisation
Amortisation of goodwill was £29 million (2003 – £37 million). In continuing operations the charge was £24 million compared with £31 million in 2003.

Statutory operating loss/profit
There was an £11 million loss after goodwill amortisation and exceptional items (2003 – profit £174 million).

Exceptional items arising on sale of businesses
Exceptional profits arising on the sale of businesses totalled £687 million (2003 – £55 million). £652 million related to profit on the disposal of the Group's 50% shareholding in AgustaWestland, together with related property, for a cash consideration received in the year of £1,028.5 million and was after charging £100 million of goodwill previously charged directly to reserves on the original acquisition of Westland Group plc. No account has yet been taken of a further £35 million of consideration which remains in escrow pending the award by the UK Ministry of Defence of certain contracts relating to its fleet of Lynx helicopters. The balance of the exceptional profit of £35 million related mainly to the disposal of the Group's 50% shareholding in Aerosystems International and the wholly owned subsidiary Walterscheid Rohrverbindungstechnik GmbH.

Interest
Net interest payable by subsidiaries was £46 million (2003 – £56 million). The reduction was due mainly to a combination of lower average borrowings in the first 11 months of the year and interest for one month on the proceeds of sale of AgustaWestland and the effect of interest rate movements in our dollar and euro balance sheet hedges. The Group's share of net interest payable by joint ventures was £1 million (2003 – nil), all of which was in discontinued businesses.

Interest costs were covered 5.7 times (2003– 5.4 times) by operating profit before goodwill amortisation and exceptional items.

Looking ahead to 2005, in the light of the Group's strategic intent to pursue selective business acquisitions, it is currently intended to leave the Group's long-term fixed borrowings in place.

Profit before tax
Total profit before tax, goodwill amortisation and exceptional items was £221 million compared with £246 million in 2003, a decrease of 10.2%.

Statutory profit before tax was £629 million compared with the 2003 figure of £173 million.

Taxation
The total tax charge decreased to £49 million from £70 million in 2003.

The tax rate, expressed as a percentage of profit before goodwill amortisation and exceptional items, for the year was 28.1% compared with a 2003 figure of 31.3%. The 3.2 percentage point decrease is largely attributable to an increase in credits arising from the settlement of prior year tax liabilities, this benefit being partially offset by an increased deferred tax charge resulting from the non-recognition of deferred tax assets in respect of current year tax losses and the revision of prior year capital allowance claims in the UK.

The tax rate for 2005 is expected to show a modest reduction following the disposal of the AgustaWestland business. In addition, there may be a favourable impact from the future resolution of outstanding tax issues.

The tax credit on exceptional items was £13 million (2003 – £7 million).

The total effective tax rate based on profits after goodwill amortisation and exceptional items was 7.8% (2003 – 40.5%).

Earnings
Earnings per share before goodwill amortisation and exceptional items were 21.3p compared with 22.8p in 2003, a reduction of 6.6%. After these items the figure was 78.8p (2003 - 13.8p). The effect of the 13.3 million shares bought into treasury in the final quarter of the year was negligible.

Dividend
A final dividend of 8.0p per share is proposed, payable on 10 May 2005 to shareholders on the register at 15 April 2005.

Shareholders may choose to reinvest this dividend under the Dividend Reinvestment Plan ('DRIP'). The closing date for DRIP mandates is 25 April 2005.

Together with the interim dividend of 3.9p, the total dividend for the year will be 11.9p, an increase of 2.6% over the equivalent figure for last year. The total dividend is covered 1.8 times by earnings before goodwill amortisation and exceptional items (2003 – 2.0 times).

Cash flow
Operating cash flow, which GKN defines as cash inflow from operating activities (£179 million) adjusted for capital expenditure (£184 million) and proceeds from the disposal of fixed assets (£8 million), was £3 million compared with £138 million in 2003 but was after a £100 million advance payment into the UK pension scheme and £21 million (2003 - £13 million) expenditure on exceptional items of both current and prior years.

Excluding the advance pension payment and the impact of exceptional provisions there was a £22 million outflow on working capital, largely reflecting higher stocks resulting from the increase in raw material prices and the increase in underlying sales.

Capital expenditure was £184 million (2003 – £162 million). This represented 115% of depreciation and is in line with our previous expectations that capital expenditure is likely to be in a range of 110% - 120% of depreciation in a normal year. Net interest paid was £46 million compared with £53 million in 2003.

Dividends from joint ventures and associates were £10 million (2003 – £68 million), most of the reduction reflecting the absence of a dividend from AgustaWestland.

Tax paid totalled £47 million compared with £63 million in 2003, the latter figure including the settlement of certain prior year tax issues. The figure for 2005 is expected to be broadly similar to 2004.

The net impact of acquisitions and divestments was an inflow of £1,045 million (2003 – £29 million) leaving a net cash inflow for the year, before dividend payments, of £963 million (2003 – £118 million). Proceeds from divestments in the year totalled £1,068 million in respect of the 50% stakes in AgustaWestland and Aerosystems International and the wholly-owned hydraulic fittings business, Walterscheid Rohrverbindungstechnik. Acquisitions mainly comprised an additional 51% of TFS for £34 million together with an additional 10% of Shanghai GKN Drive Shaft for £8 million. In addition, there were cash and bank balances on acquisition of £17 million.

Share buyback
In October 2004 the Company announced its intention to commence a share buyback programme up to a value of £100 million. By the end of November, the start of the 'close period', 13.3 million shares had been purchased into treasury at a cost of £30 million. It is intended to recommence the programme in 2005.

Net funds/borrowings
At the end of the year the Group had net funds of £65 million (2003 – net borrowings £793 million). These included the benefit of customer advances of £53 million in the Aerospace businesses (2003 – £48 million), which are shown in short-term creditors in the balance sheet. There were net borrowings in joint ventures of £2 million.

Goodwill
At the year-end the balance sheet showed goodwill of £197 million (2003 – £340 million) in relation to subsidiaries and a further £7 million (2003 – £114 million) within the equity value of joint ventures and associates. The significant decrease in value of goodwill in subsidiaries reflects the £100 million impairment charge made in the year. The reduction in joint ventures and associates follows the divestment of AgustaWestland and the re-classification of TFS as a subsidiary.

Shareholders' equity
Shareholders' equity was £1,460 million at the end of the year compared with £926 million at the end of 2003. Retained profit for the year was £491 million after charging £100 million of goodwill previously written off to reserves. The shares purchased into treasury reduced shareholders' funds by £30 million while there was a small (£2 million) increase from shares issued. The currency impact arising on translation was £31 million negative and there were other positive movements of £2 million.

Divisional Developments and Performance
Automotive

Management
During the course of 2004 a small management team was created, led by Ian Griffiths, to take overall responsibility for the management of our Automotive businesses. The structure recognises the global nature of the automotive market and the requirements of our global customers. The objective is to create additional and accelerated value from the portfolio through a cohesive integrated strategy and to ensure the adoption of best in class practices and processes across the portfolio.

Markets
By comparison with 2003 car and light vehicle production was relatively stable in both North America, which was down 0.6%, and Western Europe, which was level with last year. There was, however, continued growth in the emerging markets of Asia Pacific where production in China and India rose by some 14% to 5.7 million units.

Notwithstanding these generally static markets, sales revenue of £3,123 million was £87 million higher than 2003. The impact of currency translation was £136 million negative while the full year impact of 2003 and 2004 acquisitions and changes in status added £114 million. The impact of divestments was small at £9 million so that on a like-for-like basis sales were £118 million (4.1%) higher than in 2003.

GKN offers the most complete range of TMD solutions as both stand-alone and integrated devices to VMs and to certain Tier One suppliers. In 2004, we estimate that on an annualised basis, GKN supplied approximately 18% of TMDs for light vehicle applications on a global basis. We expect to increase this share based on market acceptance of our electronically controlled coupling, ETM, during 2005.

Geared component sales by TTG are currently approximately £100 million per annum, realised through installation on many successful all wheel drive/four wheel drive vehicles. Increasingly, we are also involved in many active development projects on future vehicle programmes. We expect above market growth in power transfer units and final drive units as VMs continue to introduce new 'crossover' vehicles that combine four wheel drive with car-like dynamics and comfort, and our products are well positioned for success in these areas.

Industrial and Distribution Services operates an aftermarket business, primarily in Western Europe, that serves distributors and service outlets with a range of new and remanufactured driveline and other components, while Specialty Vehicles services non-automotive markets, such as marine and all-terrain, with driveline components.

The GKN Driveline business is managed globally to ensure effective use of resources and capital. Customers are served by global account teams that are structured to reflect customer organisations, and all manufacturing and sourcing decisions are reviewed from the perspective of global capacity and strategy.

2004 highlights

Sales in 2004 were £2,057 million (2003 – £1,938 million). The change in status of TFS from associate to subsidiary, the additional 10% stake in our joint venture Shanghai GKN Drive Shaft and the impact of prior year acquisitions accounted for £111 million of the increase. The effect of translational currency was £82 million adverse, leaving the underlying increase at £90 million (4.8%). This overall increase was encouraging as it was achieved in the face of static vehicle production and continued pricing pressure in major markets.

Productivity gains were made from continuous improvement which offset some of the annual selling price reductions. However, the adverse effect of higher raw material prices, which in most cases could not be fully recovered from customers, was significant and overall there was a slight reduction in operating margins from 2003. There were also some productivity improvements from the restructuring announced in March but, as expected, these did not provide significant benefits in the year.

As part of the division's global strategy of increasing its manufacturing footprint in low cost regions, agreement was reached during the year for the acquisition of the remaining 51% of the shares not currently owned in Velcon, a Mexican manufacturer of CVJs. Completion took place on 1 February 2005 for a cash consideration of US$ 83 million (£44 million).

There continued to be a high degree of focus on research and development, and during the year the division invested some £74 million including expenditures for product and process improvement, cost reduction and innovation. All these costs were charged to operating profit during the year.

Powder Metallurgy

Products and markets

GKN's Powder Metallurgy division produces metal powder and sintered products which are largely iron-based, although growth is currently seen in the use of aluminium and other alloys. GKN estimates that it has in the region of 16% global market share, with sales to major automotive and industrial original equipment manufacturers and first tier players.

At four times the size of the nearest competitor our advantage lies in technical development, manufacturing capability and global reach. Work continues to ensure that this advantage is fully leveraged.

GKN's sintered component production takes place in North America, Western Europe and the emerging markets (Asia Pacific and South America) with the percentages of sales in those regions being 52%, 42% and 6% respectively.

Hoeganaes is the largest producer of powder in North America with a greater than 50% market share and has also continued its development outside the US, particularly through growth in Europe due to increased usage by GKN's own sintering companies in this region. Hoeganaes' sales to external customers accounted for some 50% of its shipments and just over 10% of the Powder Metallurgy division's sales. Growth of the Romanian powder producer, which was acquired in 2003, continued as planned.

Powder technology was historically seen as essentially substitutional for cast or forged components but an increasing trend towards parts designed to take advantage of powder metal differentiation potential can be seen.

2004 highlights

2004 sales of £589 million were £19 million (3.1%) lower than 2003 due to the translational impact of currency. On a like-for-like basis there was an increase of £21 million (3.7%), with higher sales in Europe and strong growth in the emerging markets of India and Brazil offsetting the impact of reduced production by General Motors, Ford and Chrysler in North America.

2004 was also marked by a Letter of Intent with Shanghai Automotive Industry Corporation to review the feasibility of forming a joint venture in China to position GKN Powder Metallurgy in this rapidly developing market.

The division was particularly badly affected by the substantial increase in the cost of scrap steel, its primary raw material, which rose from an average of $158 per ton in 2003 to $302 per ton in 2004 and resulted in a significant reversal of profitability, leading to a small loss in the year and delaying the planned return to acceptable margins. As noted in the financial section of this review, as a result of this and further reductions in the market share of major customers it was considered appropriate to make an impairment charge of £151 million in respect of capitalised goodwill and fixed assets of the division.

Operational improvements continued as the manufacturing footprint was progressively restructured and rationalised. This ongoing achievement is underpinned by the launch of the GKN Group Lean Enterprise programme providing the tools to drive operational excellence in a robust, disciplined fashion.

During the year new business intake continued positively, with an annualised peak sales value of approximately £100 million won in all three operating regions including strong growth in new customers and applications. These programme wins, which comprise both new and replacement business, will largely phase into production in 2006/7. Further impetus for future growth is expected to be provided by developments at the new European Technical Centre which was officially opened in the summer. Customer relationships continued to strengthen, marked notably by a supplier of the year award from General Motors amongst others.

Products and markets

AutoComponents, which is predominantly UK-based, manufactures structural components and engine cylinder liners for passenger car, light vehicle and heavy commercial vehicle markets in Western Europe and the US. Early in 2005 the division entered into an agreement to establish a 59% owned subsidiary in China with a view to establishing a new low cost production base to serve existing and emerging markets. Emitec, our 50:50 joint venture with Siemens, produces metal substrates for catalytic converters used in cars and light vehicles.

OffHighway Systems (OHS) designs and manufactures steel wheels and drive-line systems for the global agricultural and construction industries. Approximately 80% of its sales are to the agricultural market.

The European agricultural machinery market declined by 3% compared with 2003, but this was less than expected. By contrast, US agricultural machinery sales increased by 23% as a result of record net farming income in 2003. Overall, US production increased by 28% as field inventories were also rebuilt from historically low levels.

Led by China and the recovering US economy, globally the construction market enjoyed a record year. Production and sales were up by 24% in both of these markets. Europe also returned to growth after the stagnation of the previous two years with production up 13% over 2003.

2004 also saw production of both agricultural and construction machinery increase in other regions and China, India, Japan and Brazil now account for approximately 33% of global production. OHS sales in these areas will increase in 2005 as new local facilities come on stream.

2004 highlights

AutoComponents sales were £143 million compared with £157 million in 2003. Despite this reduction, driven largely by customer platform changes, operating profit was broadly flat inclusive of new programme start up costs and the net impact of the significant contract and platform changes on the major programmes. Underlying operating conditions remain difficult within this business.

Emitec suffered from the cessation of US contracts at the end of 2003. The Group's share of sales fell from £55 million in 2003 to £42 million, reflecting an underlying decrease of 20.8%. Profit on the same basis fell by more than 50%.

OffHighway Systems sales rose from £278 million to £292 million. Excluding the impact of currency and divestments the increase was £31 million (11.9%) reflecting both the strength of demand, noted above, and the full recovery of steel price increases. Profits also improved significantly from a combination of volume increases and productivity gains.

Aerospace Services

Products and markets

GKN Aerospace Services operates in two main product sectors, Aerostructures and Propulsion Systems & Special Products. We also have an Engineering Design Services business.

As a leader in the design and manufacture of advanced composites, transparencies and complex metal structures at the component and assembly level we serve all the major airframe and engine OEMs. Products and services are provided to both fixed wing and rotary wing manufacturers, with 60% of sales in the US. Current annual sales are approximately 65% to military and 35% to civil customers.

The overall aerospace market improved in 2004, with initial signs of recovery in the civil sector expected to continue into 2005. Airbus and Boeing are anticipating an increase in the number of aircraft deliveries from 605 in 2004 (up from 586 in 2003) to around 670 in 2005 and industry forecasts of the compound annual growth rate (CAGR) for the civil sector are around 6% for the rest of the decade. In the military market a CAGR of 4% from 2004 to 2010 is forecast, with the US being the dominant force. Although we are cautiously optimistic about the recovery in the aerospace sector it does remain fragile with some major airlines in the US in difficulty and the defence sector having to balance conflicting priorities.

Beyond these market trends we also see significant growth opportunities for GKN driven by increased use of composite materials on new platforms and engines, focused acquisitions which arise from outsourcing opportunities or provide access to complementary technologies or products, and further industry consolidation.

2004 highlights

Sales of £569 million compared with £559 million in 2003. The effect of currency on translation of sales revenue was £37 million negative, while 2003 acquisitions and disposals added a net £34 million. Eliminating these factors, underlying sales were £13 million (2.5%) higher than 2003.

Profits for the year of £35 million compared with £23 million in 2003. £3 million of the improvement came from the change in depreciation methodology but this was entirely offset by £3 million from currency translation as the US dollar showed further weakness in the year. The full year impact of the aerospace business acquired from Pilkington in October 2003 was £8 million so that the underlying increase in the year was £4 million (20%). This reflected a marked improvement in the second half of the year, following a first half which had been impacted by tooling and other asset write-downs and US programme delays which have now been rectified.

The military side of the business continued to perform steadily and there was also some improvement in civil in the second half as a consequence of uplift in demand which is expected to continue into 2005.

Discontinued Operations

AgustaWestland

The Group completed the sale of its 50% shareholding in AgustaWestland on 30 November 2004. Figures for 2004 therefore reflect our share for the eleven months ended on that date and are based on accounts which reflect the contract margin and provision reviews which normally take place as part of the year end procedures.

GKN's share of sales revenue in 2004 of £740 million was £136 million below the 2003 figure, reflecting the loss of one month's revenue, together with lower underlying sales largely as a consequence of the completion of the EH101 contract for the UK Ministry of Defence during the early part of 2003 and delivery of the final six Apaches for the British Army in 2004.

As a consequence, GKN's share of operating profit of £86 million was £16 million below last year.

As noted earlier, the Group also booked an exceptional profit of £652 million on disposal of the business.

Other discontinued operations

During the year the Group also sold its 50% shareholding in Aerosystems International to its joint venture partner BAE Systems plc. This business contributed £15 million (2003 - £26 million) to Group sales and £1 million (2003 - £1 million) to operating profit in the year.

OTHER FINANCIAL MATTERS

Treasury management

GKN co-ordinates all treasury activities through a central function whose purpose is to manage the financial risks of the Group as described below and to secure short and long-term funding at the minimum cost to the Group. The central treasury function operates within a framework of clearly defined Board approved policies and procedures, including permissible funding and hedging instruments, exposure limits and a system of authorities for the approval and execution of transactions. It operates on a cost centre basis and is not permitted to make use of financial instruments or other derivatives other than to hedge identified exposures of the Group. Speculative use of such instruments or derivatives is not permitted, and none has occurred during the year.

The central treasury function prepares a formal twice yearly report to the Board, and prepares formal monthly reports for the Finance Director and other senior executives of the Group. In addition, the gross and net indebtedness of the Group is reported on a weekly basis to the Chief Executive and the Finance Director, whilst liquidity, interest rate, currency and other financial risk exposures are monitored daily. The central treasury function is subject to annual internal and external reviews of controls.

Funding and liquidity

The Group funds its operations through a mixture of retained earnings and borrowing facilities, including bank and capital markets borrowings and leasing. The relative proportions of equity and borrowings are governed by specific Board approved parameters. These are designed to preserve prudent financial ratios, including interest, dividend and cash flow cover, whilst also minimising the overall weighted average cost of capital to the Group.

All the Group's borrowing facilities are arranged by the central treasury function and the funds raised are then lent to operating subsidiaries on commercial arm's-length terms. In some cases operating subsidiaries have external borrowings, but these are supervised and controlled centrally. The Group's objective is to maintain a balance between continuity of funding and flexibility through borrowing at a range of maturities from both capital markets and bank sources.

Bank borrowings are principally in the form of three year committed multi-currency bilateral revolving credit facilities with a group of relationship banks. There were no borrowings against these facilities as at 31 December 2004.

Capital markets borrowing of £705 million includes unsecured issues of £350 million 6.75% bonds maturing in 2019 and £325 million 7% bonds maturing in 2012, together with £30m debenture stock of Westland Group plc, which is secured on assets of that company and certain of its subsidiaries.

At the year-end the Group had committed borrowing facilities of £1,319 million, of which £737 million was drawn. The weighted average maturity profile of the Group's committed borrowings was 10.8 years. This leaves the Group well placed to fund its strategic growth plans and to withstand any sudden changes in liquidity in the financial markets.

The Group also has access to significant lines of uncommitted funds which are used principally to manage day-to-day liquidity. Wherever practicable, pooling, netting or concentration techniques are employed to minimise gross debt.

At the year-end the Group had £752 million pounds on deposit as a result of the receipt of the AgustaWestland sales proceeds at end November. The deposits were mainly held in money market funds or with banks at maturities of 3 months or less.

Risk management

The Group is exposed to a variety of market risks, including the effects of changes in foreign currency exchange rates and interest rates. In the normal course of business, the Group also faces risks that are either non-financial or non-quantifiable, including country and credit risk.

The Group uses interest rate swaps, swaptions, forward rate agreements, netting techniques and forward exchange contracts to manage the primary market exposures associated with its underlying assets, liabilities and anticipated transactions.

Counterparty credit risk

The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit risk is mitigated by the Group's policy of only selecting counterparties with a strong investment graded long-term credit rating, normally at least AA– or equivalent, and assigning financial limits to individual counterparties.

Interest rate risk

The Group operates an interest rate policy designed to optimise interest cost and reduce volatility in reported earnings. This policy is achieved by maintaining a target range of fixed and floating rate debt for discrete annual periods, over a defined time horizon. This is achieved partly through the fixed rate character of the underlying debt instrument, and partly through the use of straightforward derivatives (forward rate agreements, interest rate swaps and swaptions). The Group's normal policy is to require interest rates to be fixed for 30% to 70% of the level of underlying borrowings forecast to arise over a 12 month horizon. However, this policy was suspended in December as it was deemed inappropriate given the absence of floating rate bank debt following the receipt of the sale proceeds of GKN's share in AgustaWestland. Consequently, as at 31st December 2004, 89% of the Group's gross financial liabilities were at fixed rates of interest, whilst the weighted average period in respect of which interest has been fixed was 10.9 years.

Currency risk

The Group has transactional currency exposures arising from sales or purchases by operating subsidiaries in currencies other than the subsidiaries' functional currency. Under the Group's foreign exchange policy, such transaction exposures are hedged once they are known, mainly through the use of forward foreign exchange contracts. The level of hedges may be varied from time to time as the volume of underlying trading also varies. Differences arising on such variations are taken to the profit and loss account either as a credit or a charge.

Summary
In total, at 31 December 2004 on the FRS 17 basis, there was a net additional liability on all pension/post-retirement obligations of £580 million (2003 – £563 million) in addition to the net £68 million (2003 – £138 million) already included in long-term liabilities/prepayments on the balance sheet. This net liability arises after a deferred tax credit of £181 million (2003 – £203 million) which, it should be noted, is restricted by the forecast availability of UK taxable profits.

Joint ventures
Following the divestments made in 2004 there would be no significant impact on the equity of joint ventures from the application of FRS 17.

International Financial Reporting Standards
The European Union requires all listed companies to report under International Financial Reporting Standards (IFRS) for accounting periods commencing on or after 1 January 2005 with prior year comparatives on the same basis.

We gave details in our 2003 Annual Report of the programme of work the Group had established to enable it to report under IFRS for the first time when it announces its 2005 interim results. That work continued during the year and, in December 2004, we advised that in addition to generally introducing more volatility, the key areas of impact on the profit and loss account and balance sheet will be in accounting for financial instruments, post-retirement benefits, development expenditure and share-based payments. There will also be other changes of less significance.

It is our intention to re-state the 2004 results on an IFRS basis at the end of April, prior to the publication of the interim results, to allow the impact to be interpreted and understood.

Financial resources and going concern
At 31 December 2004 the Group had net funds of £65 million. In addition it had available, but undrawn, committed borrowing facilities totalling £582 million.

Having assessed the future funding requirements of the Group, the Directors are of the opinion that it is appropriate for the accounts to be prepared on a going concern basis.

Cautionary statement
This press announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the Group operates. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

APPENDIX

This appendix does not form the statutory accounts of the Group. The statutory accounts for the year ended 31 December 2003 have been filed with the Registrar of Companies and contained an unqualified audit report. The audited results for 2004 were approved by the Board on 23 February 2005 and have been agreed with the auditors.

Consolidated Profit and Loss Account

For the year ended 31 December 2004

	Notes	2004			2003		
		Before goodwill amortisation and exceptional items	**Goodwill amortisation and exceptional items**	**Total**	Before goodwill amortisation and exceptional items	Goodwill amortisation and exceptional items	Total
		£m	**£m**	**£m**	£m	£m	£m
Sales							
Continuing operations							
Subsidiaries		**3,484**	**-**	**3,484**	3,334	-	3,334
Share of joint ventures		**161**	**-**	**161**	162	-	162
Share of associate		**47**	**-**	**47**	99	-	99
		3,692	**-**	**3,692**	3,595	-	3,595
Discontinued operations							
Share of joint ventures		**755**	**-**	**755**	902	-	902
Share of associate		**-**	**-**	**-**	88	-	88
		4,447	**-**	**4,447**	4,585	-	4,585
Operating profit/(loss)							
Subsidiaries:							
Continuing operations							
Before goodwill amortisation and exceptional items		**162**	**-**	**162**	168	-	168
Goodwill amortisation		**-**	**(23)**	**(23)**	-	(31)	(31)
Exceptional items including goodwill impairment	3	**-**	**(250)**	**(250)**	-	(91)	(91)
Total subsidiaries		**162**	**(273)**	**(111)**	168	(122)	46
Share of joint ventures:							
Continuing operations							
Before goodwill amortisation		**18**	**-**	**18**	26	-	26
Goodwill amortisation		**-**	**(1)**	**(1)**	-	-	-
		18	**(1)**	**17**	26	-	26
Discontinued operations							
Before goodwill amortisation		**87**	**-**	**87**	103	-	103
Goodwill amortisation		**-**	**(5)**	**(5)**	-	(6)	(6)
		87	**(5)**	**82**	103	(6)	97
Total share of joint ventures		**105**	**(6)**	**99**	129	(6)	123
Share of associates:							
Continuing operations		**1**	**-**	**1**	1	-	1
Discontinued operations		**-**	**-**	**-**	4	-	4
Total share of associates		**1**	**-**	**1**	5	-	5
Total operating profit/(loss) - continuing operations		*181*	*(274)*	*(93)*	*195*	*(122)*	*73*
Total operating profit/(loss) - discontinued operations		*87*	*(5)*	*82*	*107*	*(6)*	*101*
Total operating profit/(loss)		**268**	**(279)**	**(11)**	302	(128)	174
Exceptional items							
Profits less losses on sale or closure of businesses:							
Subsidiaries (continuing operations)	3	**-**	**24**	**24**	-	(4)	(4)
Joint ventures and associate (discontinued operations)	3	**-**	**663**	**663**	-	59	59
Profit before interest and taxation		**268**	**408**	**676**	302	(73)	229
Net interest payable:							
Subsidiaries		**(46)**	**-**	**(46)**	(56)	-	(56)
Share of joint ventures		**(1)**	**-**	**(1)**	-	-	-
Profit on ordinary activities before taxation		**221**	**408**	**629**	246	(73)	173
Taxation		**(62)**	**13**	**(49)**	(77)	7	(70)
Profit on ordinary activities after taxation		**159**	**421**	**580**	169	(66)	103
Minority interests - equity		**(3)**	**-**	**(3)**	(2)	-	(2)
Earnings of the year		**156**	**421**	**577**	167	(66)	101
Dividends	4	**(86)**	**-**	**(86)**	(85)	-	(85)
Transfer to reserves		**70**	**421**	**491**	82	(66)	16
Earnings per share - p	5	**21.3**	**57.5**	**78.8**	22.8	(9.0)	13.8
Diluted earnings per share - p	5	**21.2**	**57.2**	**78.4**	22.7	(9.0)	13.7

Consolidated Balance Sheet

At 31 December 2004

	2004 £m	2003 £m
Fixed assets		
Intangible assets – goodwill	**197**	340
Tangible assets	**1,278**	1,329
	1,475	1,669
Investments		
Joint ventures:		
Share of gross assets	**157**	1,201
Share of gross liabilities	**(62)**	(944)
	95	257
Associates	**-**	29
Other investments	**7**	6
	102	292
Total fixed assets	**1,577**	1,961
Current assets		
Stocks	**507**	487
Debtors:		
Due within one year	**577**	510
Due in more than one year	**214**	120
Cash at bank and in hand	**860**	131
	2,158	1,248
Creditors: amounts falling due within one year		
Short-term borrowings	**(51)**	(36)
Creditors	**(837)**	(760)
Taxation payable	**(128)**	(166)
Dividend payable	**(58)**	(57)
	(1,074)	(1,019)
Net current assets	**1,084**	229
Total assets less current liabilities	**2,661**	2,190
Creditors: amounts falling due beyond one year		
Term loans and obligations under finance leases	**(741)**	(887)
Provisions for liabilities and charges	**(430)**	(361)
Net assets	**1,490**	942
Capital and reserves		
Called up share capital	**368**	367
Share premium account	**15**	14
Revaluation reserve	**41**	40
Other reserves	**(85)**	(96)
Profit and loss account	**1,121**	601
Equity interest	**1,460**	926
Minority interest - equity	**30**	16
	1,490	942

The accounts were approved by the Board of Directors on 23 February 2005 and were signed by:
Roy Brown, Kevin Smith, Nigel Stein, Directors

Statement of total recognised gains and losses

For the year ended 31 December 2004

	2004 £m	2003 £m
Earnings of the year		
Subsidiaries	**505**	5
Share of joint ventures	**71**	92
Share of associates	**1**	4
	577	101
Currency variations	**(31)**	(41)
Unrealised gain arising on change in status of associate	**2**	-
Other reserve movements	**-**	(1)
Total recognised gains and losses of the year	**548**	59

Earnings of the year on an historical cost basis are not materially different from those reported above.

Reconciliation of movements in shareholders' equity

For the year ended 31 December 2004

	2004 £m	2003 £m
Total recognised gains and losses of the year	**548**	59
Dividends	**(86)**	(85)
Issue of Ordinary Shares net of costs	**2**	2
Purchase of own shares into treasury	**(30)**	-
Goodwill previously written off to reserves	**100**	-
Total increase/(decrease)	**534**	(24)
Shareholders' equity at 1 January	**926**	950
Shareholders' equity at 31 December	**1,460**	926

Movement in net funds/(debt)

For the year ended 31 December 2004

	2004 £m	2003 £m
Increase in cash	**8**	28
Increase in liquid resources and financing	**869**	6
Cash inflow before use of liquid resources and financing	**877**	34
Currency variations	**24**	13
Net proceeds of Ordinary Share issues	**2**	2
Purchase of own shares into treasury	**(30)**	-
New finance leases	**(1)**	(1)
Subsidiaries acquired and sold	**(14)**	(7)
Total increase	**858**	41
Net borrowings at 1 January	**(793)**	(834)
Net funds/(borrowings) at 31 December	**65**	(793)

Consolidated cash flow statement

For the year ended 31 December 2004

	2004 £m	2003 £m
Net cash inflow from operating activities (note a)	**179**	287
Dividends from joint ventures and associates	**10**	68
Returns on investments and servicing of finance		
Interest received	**21**	17
Interest paid	**(67)**	(70)
Dividends paid to minority interests	**(1)**	(1)
	(47)	(54)
Taxation		
United Kingdom	**2**	-
Overseas	**(49)**	(63)
	(47)	(63)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(184)**	(162)
Sale of tangible fixed assets	**8**	13
Investment loans and capital contributions	**(1)**	(4)
Other financial investments	**-**	4
	(177)	(149)
Acquisitions and disposals		
Purchase of subsidiaries	**(15)**	(45)
Purchase of joint ventures	**(8)**	(1)
Sale of subsidiaries	**29**	2
Sale of joint ventures and associated company*	**1,039**	73
	1,045	29
Equity dividends paid	**(86)**	(84)
Cash inflow before use of liquid resources and financing	**877**	34
Management of liquid resources		
Increase in short-term loans and deposits	**(812)**	(32)
Decrease in short-term loans and deposits	**99**	28
	(713)	(4)
Financing		
Net proceeds of Ordinary Share issues	**2**	2
Purchase of own shares into treasury	**(30)**	-
Proceeds of other term borrowings	**471**	497
Repayment of other term borrowings	**(598)**	(498)
Finance leases	**(1)**	(3)
	(156)	(2)
Increase in cash	**8**	28

* 2004 includes £62 million of cash received for land and buildings sold as part of the divestment of AgustaWestland NV.

Notes on the cash flow statement

For the year ended 31 December 2004

a) Net cash inflow from operating activities

	2004 £m	2003 £m
Operating (loss)/profit	**(111)**	46
Depreciation	**160**	182
Goodwill amortisation	**23**	31
Impairment of goodwill	**100**	91
Impairment of tangible fixed assets	**104**	2
Profit on sale of tangible fixed assets	**-**	(5)
(Increase)/decrease in stocks	**(20)**	4
Decrease/(increase) in debtors	**6**	(43)
Additional advance UK pension scheme funding	**(100)**	-
Increase/(decrease) in creditors	**17**	(18)
Non-operating exceptional items	**-**	(3)
Net cash inflow from operating activities	**179**	287

Note:
Included in cash inflow from operating activities is expenditure of £21 million (2003 - £13 million) in respect of operating exceptional items.

Segmental analysis

	Sales		Operating profit		Net operating assets	
	2004	2003	**2004**	2003	**2004**	2003
	£m	£m	**£m**	£m	**£m**	£m
By business						
Automotive:						
Subsidiaries	**2,915**	2,775	**165**	168	**1,395**	1,333
Joint ventures	**161**	162	**18**	26	**96**	83
Associate	**47**	99	**1**	1	**-**	45
	3,123	3,036	**184**	195	**1,491**	1,461
Aerospace:						
Subsidiaries	**569**	559	**35**	23	**340**	347
UK pension deficit	**-**	-	**(38)**	(23)	**-**	-
Total continuing operations	**3,692**	3,595	**181**	195	**1,831**	1,808
Goodwill amortisation	**-**	-	**(24)**	(31)	**-**	-
Exceptional items including goodwill impairment	**-**	-	**(250)**	(91)	**-**	-
	3,692	3,595	**(93)**	73	**1,831**	1,808
Discontinued activities - Aerospace						
Joint ventures	**755**	902	**87**	103	**-**	383
Associate	**-**	88	**-**	4	**-**	-
	755	990	**87**	107	**-**	383
Goodwill amortisation	**-**	-	**(5)**	(6)	**-**	-
Total discontinued operations	**755**	990	**82**	101	**-**	383
Group total	**4,447**	4,585	**(11)**	174	**1,831**	2,191
Total continuing operations by region of origin						
Europe:						
Subsidiaries	**1,804**	1,801	**136**	133	**967**	902
Joint ventures	**43**	45	**-**	5	**28**	27
	1,847	1,846	**136**	138	**995**	929
Americas:						
Subsidiaries	**1,218**	1,244	**34**	42	**556**	681
Joint ventures	**38**	46	**6**	8	**26**	27
	1,256	1,290	**40**	50	**582**	708
Rest of the World:						
Subsidiaries	**462**	289	**30**	16	**212**	97
Joint ventures	**80**	71	**12**	13	**42**	29
Associate	**47**	99	**1**	1	**-**	45
	589	459	**43**	30	**254**	171
UK pension deficit	**-**	-	**(38)**	(23)	**-**	-
	3,692	3,595	**181**	195	**1,831**	1,808

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom other than the pension deficit noted above.

2 Intra-group sales between businesses and regions are not significant.

3 Operating (loss)/profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £(72) million (2003 - £89 million), Aerospace £17 million (2003 - £7 million) and UK pension deficit £(38) million (2003 - £(23) million) and by region of origin as follows: Europe £46 million (2003 - £111 million), Americas £(179) million (2003 - £(66) million) and Rest of the World £40 million (2003 - £28 million).

4 The impact of the depreciation change on the first half segmental analysis was to increase operating profit as follows: Automotive £4 million and Aerospace £2 million; Europe £2 million, Americas £3 million and Rest of the World £1 million.

5 Net operating assets are analysed as follows:

	2004	2003
	£m	£m
Tangible fixed assets	**1,278**	1,329
Stocks	**507**	487
Debtors	**784**	623
Creditors - short-term	**(834)**	(759)
Total subsidiaries	**1,735**	1,680
Net operating assets of joint ventures and associate	**96**	511
	1,831	2,191

1 **Basis of preparation**

The financial information comprises the consolidated profit and loss account, consolidated balance sheet and consolidated cash flow statement and notes thereto which have been extracted from the audited financial statements. The financial information was prepared under the historical cost convention, as modified by the revaluation of land and buildings, in accordance with the Companies Act 1985 and applicable accounting standards except as regards the specific provisions of the Act relating to the accounting for the increase in shareholding of Tochigi Fuji Sangyo KK. The Directors have conducted a review of the Group's accounting policies and have confirmed that they are the most appropriate for the purposes of giving a true and fair view of the Group's results and that there have been no changes from last year. However, the method of providing depreciation of tangible fixed assets has been changed from reducing balance to straight line, following a review by the Directors and to bring the Group into line with comparable companies. The new method resulted in a £11 million lower charge then would have been the case under the previous basis.

2 **Foreign currencies**

The results and cash flows of overseas subsidiaries, joint ventures and associates are translated to sterling at average exchange rates. Profit and loss transactions are translated at average exchange rates except in the case of material transactions where actual spot rate may be used if it more accurately reflects the underlying substance of the transaction. Where practicable, transactions involving foreign currencies are protected by forward contracts. Assets and liabilities in foreign currencies are translated at the appropriate forward contract rate or, if not covered, at the exchange rate ruling at the balance sheet date. Differences on revenue transactions are dealt with through the profit and loss account.

The exchange rates used for the currencies most important to the Group's operations are:

	£1=euro	£1=US$
2004 average	**1.47**	**1.83**
2003 average	1.45	1.64
2004 year-end	**1.41**	**1.92**
2003 year-end	1.42	1.79

3 Exceptional items

	2004			2003
	Restructuring	Other impairments	Total	Impairments
	£m	£m	£m	£m
a) Operating exceptional items				
Goodwill impairment	**(9)**	**(91)**	**(100)**	(91)
Tangible fixed asset impairment	**(47)**	**(57)**	**(104)**	-
Other asset write-downs	**(6)**	**(3)**	**(9)**	-
	(62)	**(151)**	**(213)**	(91)
Redundancy costs	**(23)**	**-**	**(23)**	-
Other reorganisation costs	**(14)**	**-**	**(14)**	-
	(99)	**(151)**	**(250)**	(91)

In March 2004 the Group announced a three year restructuring and reorganisation plan to:

(i) migrate about 20% of Driveline global production from high cost, low growth economies in Western Europe and North America to the low cost emerging markets of South America, Asia and Eastern Europe;
(ii) support recovery and underpin the cost base of the Sinter Metals operation by further reducing costs and focusing activities on our areas of technological advantage; and
(iii) re-align overhead expenditure across the Group as a whole to better reflect the future shape of the business and reduce costs.

The costs detailed in the table above relate to the first nine months of that plan and predominantly reflect asset write-downs where clear definitive plans and intent exist or actions have been taken in relation to specific plants. Other restructuring costs reflect charges incurred in the year, primarily in relation to employee redundancies, together with provisions for such costs where external announcements and commitments had been made by 31 December 2004. Cash outflow in the year in respect of these costs was £16 million. The cash outflow in the year in respect of 2002 and earlier restructuring activities was £5 million.

Notwithstanding the restructuring measures noted above, further deterioration in the market share of its major customers and significantly higher raw material costs have adversely impacted the US Powder Metallurgy business so that, as part of a review of carrying values of fixed assets in accordance with FRS 11, it has been necessary to make further impairment charges as shown above. The charges have been calculated based on a value in use assessment. The discount rate applied to pre-tax cash flows was 11%.

The 2003 exceptional charge relates to asset write-downs arising in Powder Metallurgy (£83 million) and Aerospace Services (£8 million).

	2004	2003
	£m	£m
b) Non-operating exceptional items - Profits less losses on sale or closure of businesses		
i) Subsidiaries		
Sale of Walterscheid Rohrverbindungstechnik GmbH	**23**	-
Other	**1**	(4)
	24	(4)
ii) Joint ventures		
Sale of AgustaWestland NV	**652**	-
Sale of Aerosystems International Limited	**11**	-
	663	-
iii) Sale of shares in associated company - Alvis plc	**-**	59

The profit arising on the sale of the Group's 50% interest in AgustaWestland NV to Finmeccanica SpA included a profit of £20 million arising on the sale of properties to AgustaWestland NV, which formed an integral part of the deal, and is after charging £100 million in respect of goodwill previously written off to reserves.

There was no goodwill previously written off to reserves in respect of the other businesses sold during the year (2003 - nil).

4 Dividends

	2004	2003
	£m	£m
Equity dividends		
Interim (paid 30 September 2004) 3.9p per share (2003 - 3.8p per share)	**28**	28
Final 8.0p per share (2003 - 7.8p per share)	**58**	57
	86	85

5 Earnings per share

Earnings per share for 2004 are based on earnings of the year of £577 million (2003 - £101 million) and calculated on the weighted average number of 732.6 million shares in issue and ranking for dividend (2003 - 733.0 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 736.3 million (2003 - 736.1 million) shares.

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2004	2003	**2004**	2003
	£m	£m	**p**	p
Earnings of the year	**577**	101	**78.8**	13.8
Included in operating profit:				
Goodwill amortisation	**29**	37	**4.0**	5.0
Exceptional items including goodwill impairment	**250**	91	**34.1**	12.4
Non-operating exceptional items	**(687)**	(55)	**(93.8)**	(7.5)
Tax attributable to exceptional items including goodwill impairment	**(13)**	(7)	**(1.8)**	(0.9)
Earnings before goodwill amortisation and exceptional items	**156**	167	**21.3**	22.8

6 Post retirement benefits

SSAP 24

The Group's pension arrangements comprise various defined benefit and defined contribution schemes throughout the world.

In the UK, pension arrangements are made through an externally funded defined benefit scheme. An independent actuarial valuation of the scheme was carried out as at April 2003 using the projected unit method. The market value related basis assumed a yield pre-retirement of 7.5% per annum, which exceeded the annual rate of increases in pensionable salaries by 3.4% (2.65% in respect of future service) with a yield post-retirement of 5% per annum (4.75% in respect of future service), which exceeded pension increases by 2.4% (2.15% in respect of future service). The aggregate market value of the assets at the valuation date was £1,297 million and the aggregate funding level on an ongoing basis was 69%.

Company contributions in the year to the UK scheme totalled £154 million (2003 - £54 million) compared with the regular cost in accordance with the application of SSAP 24 of £9 million (2003 - £10 million) and included a special advance payment of £100 million. The total charge to operating profit before exceptional items was £48 million (2003 - £33 million). A further charge of £3 million (2003 – nil) was made against operating exceptional items relating to the restructuring programme. A cumulative advance payment of £198 million (2003 - £93 million) is included in long-term debtors.

In certain overseas companies funds are retained within the business to provide for retirement obligations. The annual charge to provide for these obligations, which is determined in accordance with actuarial advice or local statutory requirements, amounted to £39 million (2003 - £35 million).

The Group operates a number of retirement plans which provide certain employees with post-retirement healthcare benefits. The liability for providing these benefits is recognised on an actuarial basis and included in post-retirement and other provisions. The principal actuarial assumptions for the US plans as at 31 December 2004, the date of the last review, are shown below within the FRS 17 disclosures. The principle actuarial assumptions for the valuation of the main UK plan at 31 December 2003, the last date on which a valuation was carried out, were that the discount rate would be 6.25% per annum and that medical costs would initially increase by 9.5% per annum for three years falling to 4.3% over the next five years.

The Group operates a number of small defined contribution schemes outside the United Kingdom. The charge to the profit and loss account in the year was £3 million (2003 - £4 million). There were no outstanding or prepaid contributions at the balance sheet date.

FRS 17

An overseas subsidiary participates in a multi-employer defined benefit scheme. Details have been excluded from the table below since it is not possible to identify its share of the underlying assets and liabilities. At 31 March 2004 the scheme reported a deficit equivalent to £261 million, based on local actuarial assumptions including an underlying discount rate of 5.5% per annum. The Company's estimated share of the net deficit at 31 December 2004, based on the Company's proportion of scheme pensionable payroll, was approximately £14 million. Company contributions in 2004 were £1 million and no significant increase to this in respect of the deficit is considered likely.

Actuarial assessments of all the principal defined benefit post-retirement plans were carried out as at 31 December 2004. The major assumptions used were:

	2004				2003			2002		
	UK	**Americas**	**Europe**	**ROW**	UK	Americas	Europe	UK	Americas	Europe
	%	%	%	%	%	%	%	%	%	%
Rate of increase in salaries	**4.3**	**3.5**	**3.0**	**2.0**	4.3	3.5	3.0	3.9	3.5	3.0
Rate of increase in pensions in payment	**2.9**	**2.5**	**1.5**	**n/a**	2.8	2.5	1.5	2.4	2.5	2.0
Discount rate	**5.3**	**5.8**	**4.9**	**2.3**	5.4	6.0	5.5	5.5	6.5	5.5
Inflation assumption	**2.8**	**2.5**	**1.5**	**1.0**	2.8	2.4	1.5	2.4	2.4	2.0
Rate of increases in medical costs:										
Initial/long-term	**9.5/4.3**	**10.0/5.0**	**n/a**	**n/a**	9.5/4.3	8.5/5.0	n/a	8.0/3.9	8.5/5.0	n/a

In the UK the rate of increase in medical costs is assumed to be fixed for the next three years and thereafter tapers down over a further five years to the long-term rate. In the US the rate is assumed to reduce by 1 percentage point per annum over a five year period.

6 **Post retirement benefits** (continued)

The fair value of the assets in the schemes and the expected rates of return were:

	UK		Americas		Europe		ROW	
	Long-term rate of return expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected	Value	Long-term rate of return expected	Value
	%	£m	%	£m	%	£m	%	£m
At 31 December 2004								
Equities	**7.5**	**1,010**	**8.5**	**91**	**-**	**-**	**5.5**	**7**
Bonds	**4.9**	**451**	**5.0**	**36**	**4.9**	**8**	**2.5**	**4**
Property	**6.8**	**83**	**-**	**-**	**-**	**-**	**-**	**-**
Cash/short-term mandate	**5.0**	**121**	**3.7**	**1**	**-**	**-**	**0.8**	**6**
Other assets	**5.2**	**39**	**-**	**-**	**5.2**	**11**	**-**	**-**
		1,704		**128**		**19**		**17**
At 31 December 2003								
Equities	7.5	941	8.5	84	-	-	-	-
Bonds	4.8	417	5.0	33	4.5	9	-	-
Property	7.0	70	-	-	-	-	-	-
Cash	4.0	18	3.5	1	-	-	-	-
Other assets	5.4	42	-	-	5.5	11	-	-
		1,488		118		20		-
At 31 December 2002								
Equities	7.5	794	8.5	67	-	-	-	-
Bonds	4.6	414	5.0	32	-	-	-	-
Property	7.0	59	-	-	-	-	-	-
Cash	4.0	37	3.5	4	-	-	-	-
Other assets	5.4	33	-	-	6.0	7	-	-
		1,337		103		7		-

The overall position in respect of funded defined benefit pension schemes, unfunded pension obligations and other post-retirement provisions is:

	31 December 2004					31 December 2003
	UK	**Americas**	**Europe**	**ROW**	**Total**	
	£m	**£m**	**£m**	**£m**	**£m**	£m
Total market value of assets	**1,704**	**128**	**19**	**17**	**1,868**	1,626
Present value of post-retirement liabilities	**(2,152)**	**(262)**	**(259)**	**(24)**	**(2,697)**	(2,530)
Gross deficit	**(448)**	**(134)**	**(240)**	**(7)**	**(829)**	(904)
Related deferred tax credit	**107**	**48**	**26**	**-**	**181**	203
Net post-retirement liability	**(341)**	**(86)**	**(214)**	**(7)**	**(648)**	(701)
Post-retirement liability already included in balance sheet	**13**	**50**	**179**	**24**	**266**	231
SSAP 24 prepayment	**(198)**	**-**	**-**	**-**	**(198)**	(93)
Additional (liability)/asset	**(526)**	**(36)**	**(35)**	**17**	**(580)**	(563)

If the net post-retirement liability of £580 million set out above were to be recognised in the financial statements, together with deferred tax, net assets and the profit and loss reserve would be as follows:

	31 December 2004	31 December 2003
	£m	£m
Net assets per balance sheet	**1,490**	942
Net post-retirement liability already included in balance sheet	**68**	138
Net assets excluding net post-retirement liability	**1,558**	1,080
Net post-retirement liability under FRS 17	**(648)**	(701)
Net assets including net post-retirement liability	**910**	379
Profit and loss reserve	**1,121**	601
Additional net post-retirement liability	**(580)**	(563)
Profit and loss reserve including net post-retirement liability	**541**	38

6 **Post retirement benefits** (continued)

Analysis of the amounts that would be charged to operating profit of subsidiaries

	2004 £m	2003 £m
Current service cost	**(32)**	(30)
Past service cost	**(1)**	(1)
Total operating charge	**(33)**	(31)

Analysis of the amounts that would be (charged)/credited to other finance income of subsidiaries

	2004 £m	2003 £m
Expected return on pension scheme assets	**107**	92
Interest on pension scheme liabilities	**(135)**	(129)
Net charge	**(28)**	(37)

The net charge to profit before tax for pensions and post-retirement benefits under FRS 17 would have been £26 million lower (2003 - £2 million lower) than that required in the accounts under SSAP 24.

History of experience gains and losses that would be recognised in the statement of total recognised gains and losses

2004

	UK	Americas	Europe	ROW
Difference between the expected and the actual return on scheme assets:				
Amount - £m	**67**	**3**	**(1)**	**-**
Percentage of scheme assets	**4.0%**	**2.2%**	**(5.7%)**	**(1.8%)**
Experience gains and losses on scheme liabilities:				
Amount - £m	**(8)**	**1**	**12**	**-**
Percentage of the present value of scheme liabilities	**(0.4%)**	**0.4%**	**4.8%**	**0.0%**
Effect of changes in assumptions underlying the present value of scheme liabilities:				
Amount - £m	**(87)**	**(7)**	**(15)**	**-**
Percentage of the present value of scheme liabilities	**(4.1%)**	**(2.5%)**	**(5.9%)**	**0.0%**
Total amount which would have been recognised in the statement of total recognised gains and losses:				
Amount - £m	**(28)**	**(3)**	**(4)**	**-**
Percentage of the present value of scheme liabilities	**(1.3%)**	**(1.1%)**	**(1.5%)**	**(1.2%)**

2003

	UK	Americas	Europe
Difference between the expected and the actual return on scheme assets:			
Amount - £m	116	13	-
Percentage of scheme assets	7.8%	11.4%	-
Experience gains and losses on scheme liabilities:			
Amount - £m	13	(7)	(3)
Percentage of the present value of scheme liabilities	0.6%	(2.7%)	(1.3%)
Effect of changes in assumptions underlying the present value of scheme liabilities:			
Amount - £m	(149)	(18)	(1)
Percentage of the present value of scheme liabilities	(7.3%)	(7.4%)	-
Total amount which would have been recognised in the statement of total recognised gains and losses:			
Amount - £m	(20)	(12)	(4)
Percentage of the present value of scheme liabilities	(1.0%)	(4.7%)	(1.5%)

2002

	UK	Americas	Europe
Difference between the expected and the actual return on scheme assets:			
Amount - £m	(251)	(28)	-
Percentage of scheme assets	(18.8%)	(27.2%)	-
Experience gains and losses on scheme liabilities:			
Amount - £m	(89)	(8)	-
Percentage of the present value of scheme liabilities	(4.7%)	(3.4%)	-
Effect of changes in assumptions underlying the present value of scheme liabilities:			
Amount - £m	(80)	(24)	(5)
Percentage of the present value of scheme liabilities	(4.2%)	(10.2%)	(2.4%)
Total amount which would have been recognised in the statement of total recognised gains and losses:			
Amount - £m	(420)	(60)	(5)
Percentage of the present value of scheme liabilities	(22.2%)	(25.5%)	(2.4%)

Movement in scheme gross deficits during year

	2004					2003
	UK £m	Americas £m	Europe £m	ROW £m	Total £m	Total £m
Gross deficit at 1 January	(549)	(134)	(221)	-	(904)	(886)
Companies acquired	-	-	-	(8)	(8)	-
Current service cost	(14)	(10)	(7)	(1)	(32)	(30)
Settlements/curtailments	-	-	6	-	6	-
Contributions	154	11	-	2	167	87
Other net expenses	(11)	(7)	(12)	-	(30)	(39)
Actuarial loss	(28)	(3)	(4)	-	(35)	(36)
Currency variations	-	9	(2)	-	7	-
Gross deficit at 31 December	**(448)**	**(134)**	**(240)**	**(7)**	**(829)**	(904)